Exhibit 99.1

Phoenix New Media to Hold 2012 Annual General Meeting on August 16, 2012

BEIJING, China, July 10, 2012 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it will hold its annual general meeting of shareholders at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on August 16, 2012 at 3:00 p.m. Holders of record of ordinary shares of the Company at the close of business on July 10, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying class A ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets for the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.ifeng.com. Phoenix New Media has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). Phoenix New Media’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting Phoenix New Media Limited, SINOLIGHT PLAZA Floor 16, No.4 Qiyang Road, Wangjing, Chaoyang District, Beijing, 100102, People’s Republic of China, attention: Matthew Zhao, telephone: +86(10)6067-6868, email: ir@ifeng.com.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86(10)6067-6868

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

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